FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending July 10, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Executive Supplemental Savings Plan notified the Company and the under-mentioned persons on 10 July 2006 of changes in their interests in Ordinary Share ADRs arising from an increase in their interests under the Annual Investment Plan feature following the re-investment of the dividend paid to shareholders on 6 July 2006 at a price of $56.39 per share:-

Dr JP Garnier                                                   273.452
Dr F Calhoun                                                    281.859
Dr D Pulman                                                     14.733
Mr D Stout                                                      224.353

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

10 July 2006





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 10, 2006                                           By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc